UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   292554 10 2
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 29, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 292554 10 2                                            13D


(1)      Name of Reporting Person                Madison West Associates Corp.
         I.R.S. Identification No. of Above
         Person

(2)      Check the Appropriate Box if a Member   (a)
         of a Group                              (b)  X

(3)      SEC Use Only

(4)      Source of Funds                               AF, WC

(5)      Check Box if Disclosure of                     [  ]
         Legal Proceedings is
         Required Pursuant to Items
         2(d) or 2(e)

(6)      Citizenship or Place of Organization        Delaware

Number of Shares         (7)  Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        2,281,269

                         (9)  Sole Dispositive Power          None

                         (10) Shared Dispositive Power   2,281,269

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               2,281,269

(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                      [  ]

(13) Percent of Class Represented by Amount in                24.8%*
     Row (11)

(14) Type of Reporting Person                                  CO

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.


(1) Name of Reporting Person                    Triarc Companies, Inc.
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)    X

(3) SEC Use Only

(4) Source of Funds                                       WC

(5) Check Box if Disclosure of Legal                     [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization               Delaware

Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power        2,382,544

                         (9) Sole Dispositive Power          None

                         (10)Shared Dispositive Power   2,382,544

(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                           2,382,544

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by                         25.7%*
     Amount in Row (11)

(14) Type of Reporting Person                                CO

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.


(1) Name of Reporting Person                  Nelson Peltz
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member     (a)
    of a Group                                (b)   X

(3) SEC Use Only

(4) Source of Funds                                              OO

(5) Check Box if Disclosure of Legal                           [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                   United States

Number of Shares         (7) Sole Voting Power                None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power          4,856,012

                         (9) Sole Dispositive Power           None

                         (10)Shared Dispositive Power     4,856,012

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                                4,856,012

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 43.5%*
      in Row (11)

(14) Type of Reporting Person                                  IN

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.


(1) Name of Reporting Person                    Peter W. May
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)   X

(3) SEC Use Only

(4) Source of Funds                                          OO

(5) Check Box if Disclosure of Legal                        [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                United States

Number of Shares         (7) Sole Voting Power           15,000
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power      3,524,042

                         (9) Sole Dispositive Power      15,000

                         (10)Shared Dispositive Power 3,524,042

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                            3,539,042

(12) Check Box if the Aggregate Amount in                  [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                35.0%*
     in Row (11)

(14) Type of Reporting Person                                IN
================================================


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.



(1) Name of Reporting Person                   Neale M. Albert
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)   X

(3) SEC Use Only

(4) Source of Funds                                        OO

(5) Check Box if Disclosure of Legal                     [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization             United States

Number of Shares         (7) Sole Voting Power              None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power       1,743,816

                         (9) Sole Dispositive Power         None

                         (10)Shared Dispositive Power  1,743,816

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                             1,743,816

(12) Check Box if the Aggregate Amount in                   [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                 21.1%*
     in Row (11)

(14) Type of Reporting Person                               IN

*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.



(1) Name of Reporting Person                     DWG Acquisition Group, L.P.
    I.R.S. Identification No. of Above
    Person

(2) Check the Appropriate Box if a Member   (a)
    of a Group                              (b)  X

(3) SEC Use Only

(4) Source of Funds                                           OO

(5) Check Box if Disclosure of Legal                        [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                  Delaware

Number of Shares         (7) Sole Voting Power                None
Beneficially Owned by
Each Reporting Person
With
                         (8) Shared Voting Power         2,382,544

                         (9) Sole Dispositive Power           None

                         (10)Shared Dispositive Power    2,382,544

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                               2,382,544

(12) Check Box if the Aggregate Amount in                     [  ]
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount                   25.7%*
     in Row (11)

(14) Type of Reporting Person                                  PN


*Based on 7,434,633 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 13, 2003.



Amendment No. 2 to Schedule 13D

     This Amendment No. 2 to Schedule 13D is filed by Madison West Associates Corp. ("Madison West"), Triarc Companies, Inc. ("Triarc"), Nelson Peltz ("Peltz"), Peter W. May ("May"), Neale M. Albert ("Albert") and DWG Acquisition Group, L.P. ("DWG Acquisition" and, together with Madison West, Triarc, Peltz, May and Albert, the "Reporting Persons") to supplement and amend the Schedule 13D originally filed by the Reporting Persons on March 4, 2002, as supplemented and amended by Amendment No. 1, dated October 31, 2002 (the "Schedule 13D"). Items 1, 2, 4, 6 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the
Schedule 13D.

Item 1. Security and Issuer.

        Item 1 is amended in its entirety to read as follows:

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Encore Capital Group, Inc. (formerly known as MCM Capital Group, Inc.), a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 5775 Roscoe Court, San Diego, CA 92123.

Item 2. Identity and Background
        (c)  Employment and Employer

     Schedules I and II are amended and restated as set forth herein and are incorporated herein by reference.

Item 4. Purpose of Transaction.

        Item 4 is supplemented as follows:

     On August 29, 2003, the Company filed a Form S-1 with the Securities and Exchange Commission, relating to a proposed offering (the "Offering") of up to 5,750,000 shares of the Company's common stock, including up to 750,000 shares to cover over-allotments. A portion of the shares included in the Offering may come from selling stockholders, including the Reporting Persons, although the number of shares to be sold and the category of sellers will depend on the Offering price and market conditions at the time of sale. The underwriters in connection with the Offering have informed the Company that the Series A Preferred Stock will need to be converted to shares of the Company's common stock in conjunction with the Offering. Accordingly, the Reporting Persons and each of the remaining holders of Series A Preferred Stock have entered into a Preferred Stock Conversion Agreement, dated as of August 29, 2003, pursuant to which each Series A Preferred share will be converted into ten shares of the Company's common stock effective as of the closing of the Offering. The Reporting Persons and the other converting stockholders will not be required to pay any consideration in connection with the conversion, but will receive accrued and unpaid dividends on their Series A Preferred shares through the closing date. The Preferred Stock Conversion Agreement will terminate if the closing of the Offering has not occurred by November 30, 2003 or the Offering is sooner terminated.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is supplemented as follows:

     See Item 4 for a description of the Preferred Stock Conversion Agreement, dated as of August 29, 2003.

Item 7. Materials to Be Filed as Exhibits.

        Item 7 is supplemented by adding the following:

Exhibit 12 Form of Preferred Stock Conversion Agreement, dated as of August 29, 2003, entered into between Encore Capital Group, Inc. and each of the Encore Series A Preferred Stockholders, including Madison West Associates Corp. (as to 174,566 shares of Preferred Stock), The Peltz Family Limited Partnership (as to 187,115 shares of Preferred Stock), the Jonathan P. May 1998 Trust (as to 42,017 shares of Preferred Stock) and the Leslie A. May 1998 Trust (as to 42,017 shares of Preferred Stock).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  September 4, 2003

                                      MADISON WEST ASSOCIATES CORP.



                                      By: Brian L. Schorr
                                          -----------------------------------
                                          Name:  Brian L. Schorr
                                          Title: President and General Counsel


                                      TRIARC COMPANIES, INC.


                                      By: Brian L. Schorr
                                          ------------------------------------
                                          Name:  Brian L. Schorr
                                          Title: Executive Vice President and
                                                 General Counsel


                                      Nelson Peltz
                                      ---------------------------------------
                                      Nelson Peltz


                                      Peter W. May
                                      --------------------------------------
                                      Peter W. May


                                      Neale M. Albert
                                      ----------------------------------------
                                      Neale M. Albert


                                      DWG ACQUISITION GROUP, L.P.


                                      By: Nelson Peltz
                                          ----------------------------------
                                          Nelson Peltz
                                          General Partner


                                      By: Peter W. May
                                          ------------------------------------
                                          Peter W. May
                                          General Partner



                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Hugh L. Carey                USA                        200 Park Avenue
                                                        New York, NY 10166                     0

Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0

Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0

David E. Schwab II           USA                        1133 Avenue of the
                                                        Americas                               0
                                                        New York, NY 10036-6799

Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0

Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017               68,263 (2)

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (3)

Jonathan P. May              USA                        280 Park Avenue
                                                        New York, NY  10017               15,000 (4)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (5)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (6)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0


1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2) Consists of 68,263 shares of Common Stock.

3) Includes 8,533 shares of Common Stock and 23,810 shares of Common Stock issuable upon conversion of Series A preferred stock.

4) Consists of 15,000 shares of Common Stock. Mr. May is also the beneficiary of the shares held by JM Trust.

5) Includes 8,533 shares of Common Stock and 20,000 shares of Common Stock issuable upon conversion of Series A preferred stock.

6) Consists of 50,000 shares of Common Stock.


                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth  below are the names,  citizenship,  addresses  and,  to the best knowledge of the Reporting Persons,  the beneficial  ownership in the securities of the Company of each of the directors and executive  officers of Madison West.
(1)

Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               32,343 (2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               28,533 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule 2.

2)  See Schedule I.



                                                              Exhibit 12


                                     FORM OF


                      PREFERRED STOCK CONVERSION AGREEMENT


     This Preferred Stock Conversion Agreement (this "Agreement") is made as of August 29, 2003 by and among Encore Capital Group, Inc., a Delaware corporation (the "Company"), and the Purchasers identified in the signature pages attached hereto (each, a "Purchaser" and, collectively, the "Purchasers").

                                    RECITALS

A. The Purchasers own shares (the "Preferred Shares") of Series A Senior Cumulative Participating Convertible Preferred Stock.

B.  The Company is pursuing a public offering of its common stock
(the "Offering").

C. The underwriters have informed the Company that the Preferred Shares will need to be converted to shares of common stock (the "Common Shares") in conjunction with the Offering.

D. The Purchasers have agreed to exercise their rights to convert the Preferred Shares into Common Shares to ensure a successful Offering.

     NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers agree as follows:


PURCHASE, ESCROW AND CLOSINGS

Conversion of Preferred Stock. Effective as of the closing of the Offering, the Purchasers agree to convert all of their Preferred Stock into the Common Shares in accordance with the terms of the Preferred Stock, which entitles the Purchasers to receive ten (10) Common Shares in exchange for each share of Preferred Stock so converted.

Escrow.

The parties shall designate an escrow agent (the "Escrow Agent") and establish an escrow account (the "Escrow Account") pursuant to an escrow agreement substantially in the form attached hereto as Exhibit A (the "Escrow Agreement").

Within six (6) business days of the last signature hereto, each Purchaser will deliver to the Escrow Agent to be held in accordance with the Escrow Agreement:

each Purchaser's certificates for Preferred Stock; and

any other documents required to be duly and validly executed and delivered by the Purchasers pursuant to the Escrow Agreement.

Prior to the Closing, the Company will:

deposit into the Escrow Account the accrued and unpaid dividends with respect to the Preferred Stock through the Closing date;

deliver to the Escrow Agent the certificates for the Common Shares; and

deliver to the Escrow Agent all documents required to be duly and validly executed and delivered by the Company pursuant to the Escrow Agreement.

Closing. Upon satisfaction of the conditions set forth in Section 1.4, the Closing of the conversion of the Preferred Shares shall occur at the offices of the Company. At the Closing, the Escrow Agent shall deliver or cause to be delivered the following in accordance with the escrow instructions contained in the Escrow Agreement:

to each of the Purchasers, certificates evidencing the Common Shares (excluding the shares to be included in the Offering) duly endorsed in blank (or alternatively, at each Purchaser's election, if feasible, evidence of transfer may be effected through the facilities of the Depository Trust Company or other means acceptable to the Company), which certificate will have an appropriate restrictive legend.

to the Company, the certificates for the Preferred Shares, for cancellation.

Closing Conditions. The Closing of the conversion of Preferred Shares and issuance of the Common Shares is subject to:

Closing of the Offering.

All documents, certificates and instruments required to be duly and validly executed and delivered by the all of the holders of the Preferred Shares pursuant to the Escrow Agreement and all amounts required to be deposited by the Company with the Escrow Agent shall have been deposited with and received by the Escrow Agent.

All representations and warranties of the parties contained herein shall remain true and correct in all material respects as of the Closing Date.

As of the Closing Date, there shall have been no Material Adverse Effect (as defined in Section 2.1(c)) with respect to the Company since the date hereof.

From the date hereof to the Closing Date, trading in the Company's common stock shall not have been suspended or limited, minimum prices shall not have been established on the Nasdaq National Market, nor shall a banking moratorium have been declared either by the United States or applicable state authorities.

Termination. If the Closing of the Offering has not occurred by November 30, 2003 or if the Offering is sooner terminated, this Agreement will be terminated and have no further force and effect. In that event, the return of all deposits, documents, certificates and other instruments shall be governed by the terms of the Escrow Agreement.

                  REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Company. The Company hereby makes the following representations and warranties as of the date hereof , and as of the Closing Date, to each of the Purchasers (and any permitted assignees):

Organization. The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and
(ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the "Enforceability Exceptions").

No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument or other understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected; except in the case of each of clauses
(ii) and (iii), such as would not have or reasonably be expected to result in a material adverse effect on (x) the condition, financial or otherwise, earnings, business, operations or prospects of the Company taken as a whole, (y) the legality, validity or enforceability of this Agreement, or (z) adversely impair the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (x), (y) or (z), a "Material Adverse Effect").

No Consents. No consent, approval, authorization or order of, or any filing or declaration with, any court or governmental agency or body is required in connection with the consummation by the Company of the transactions on its part contemplated by this Agreement, except such as may be required under the Securities Act of 1933 or the rules and regulations promulgated thereunder (the "Securities Act"), state securities or blue sky laws, and the by-laws and rules of the Nasdaq National Market, all of which shall be timely made or obtained.

SEC Reports. The Company has filed all reports required to be filed by it under the Securities Exchange Act 1934, including pursuant to Section 13(a) or 15(d) thereof, and the rules and regulations thereunder (the "Exchange Act") for the two years preceding the date hereof (the foregoing materials and any materials incorporated therein by reference being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Financial Statements. The financial statements filed with the Commission as a part of the SEC Reports present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified therein, subject, in the case of interim financial statements, to the normal year-end adjustments which are not expected to be material in amount. Such financial statements have been prepared in conformity with generally accepted accounting principles as applied in the United States and in effect as of the date of the applicable financial statements and supporting schedules, as applicable, applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto, and comply in all material respects with the Securities Act, the Exchange Act and the applicable rules and regulations of the Commission thereunder.

Listing. As of or immediately following the Closing, the Common Shares will be listed on the Nasdaq National Market.

Representations and Warranties of the Purchasers. Each Purchaser hereby severally and not jointly makes the following representations and warranties to the Company as of the date hereof, and as of the Closing Date:

Organization. If an entity, such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations thereunder.

Authorization; Enforcement. Such Purchaser has the requisite power and authority to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement has been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed by such Purchaser, and constitutes the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except for the Enforceability Exceptions.

Investment Intent. Such Purchaser understands that the Common Shares will be "restricted securities" and have not been registered under the Securities Act or any applicable state securities law. Such Purchaser is acquiring the Common Shares as principal for its own account for investment purposes only and not with a view to the distribution thereof, except pursuant to a valid and effective registration statement.

Purchaser Status. The Purchaser is an Accredited Investor or a Qualified Institutional Buyer, as defined under the Securities Act.

Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Common Shares, and has evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Common Shares and is able to afford a complete loss of such investment.

                  OTHER AGREEMENTS OF THE PARTIES

Transfer Restrictions.

The Common Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Common Shares other than pursuant to an effective registration statement, to the Company, to an affiliate (as defined under the federal securities laws) of a Purchaser or in connection with a pledge as contemplated in Section 3.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Common Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement.

(i) The Purchasers understand that so long as is required by this Section 3.1(b), a legend shall be placed on the Common Shares in the following form:

                  These securities have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to any available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws as evidenced by a legal opinion of counsel to the transferor to such effect, the substance of which shall be reasonably acceptable to the Company. These securities may be pledged in connection with a bona fide margin account with a registered broker-dealer or other loan with a financial institution that is an accredited investor or qualified institutional buyer as defined under the Securities Act.

(ii) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Common Shares to a financial institution that is an Accredited Investor or Qualified Institutional Buyer as defined under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Common Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of the Common Shares may reasonably request in connection with a pledge or transfer of the Common Shares.

Certificates evidencing the Common Shares shall not contain any legend (including the legend set forth in Section 3.1(b)), (i) while a registration statement covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Securities pursuant to Rule 144, unless otherwise required by applicable law or (iii) if such Common Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act. In such event, the Company shall cause its counsel to issue a legal opinion to the Company's transfer agent to the extent necessary to effect the removal of the legend hereunder. The Company agrees that at such time as the legend is no longer required under this Section 3.1(c), it will, no later than 3 trading days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing shares of Company Common Stock issued with a restrictive legend (and such documents as the Company may reasonably request to permit a sale pursuant to Rule 144, if applicable), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive legends.

                                  MISCELLANEOUS

Fees and Expenses. The Company shall pay the fees and expenses of the Company's advisers, counsel, accountants and other experts, if any, the Purchaser's counsel, and all other expenses incurred by the Company, incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Entire Agreement. This Agreement, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 3:30 p.m. (California time) on a trading day, (b) the next trading day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a trading day or later than 3:30 p.m. (California time) on any trading day, (c) the trading day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and a majority in interest of the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of Delaware, without regard to the principles of conflicts of law thereof.

Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or email transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email signature page were an original thereof.

Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.


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     IN WITNESS  WHEREOF,  the parties hereto have caused this  Preferred  Stock
Conversion Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


                                            ENCORE CAPITAL GROUP, INC.



                                            By: ________________________
                                            Title: _______________________




                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                      SIGNATURE PAGE OF PURCHASERS FOLLOWS]




     IN WITNESS WHEREOF, the parties hereto have caused this Preferred Stock Conversion Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

                           [PURCHASER]

                           By:_________________________________
                               Name:
                               Title:

                  * Number of Preferred Shares to be converted: _____________


                           Address for Notice:




                           Telephone No.: (____) _________
                           Facsimile No.:    (____) __________

With copies to:


                           Facsimile No.:  (___) _____________
                           Attn:________________



*        Must be all your shares.